UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2006
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
2006 UNAUDITED INTERIM RESULTS
CHAIRMAN’S STATEMENT
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2006.
This interim results has been reviewed by the Company’s Audit Committee and auditors.
INTERIM RESULTS
The Group’s turnover and loss attributable to shareholders amounted to HK$207,996,000 (2005: HK$144,252,000) and HK$21,139,000 (2005: HK$10,390,000) respectively. Basic loss per share was HK5.12 cents (2005: HK2.51 cents).
INTERIM DIVIDEND
In view of the loss recorded for the first half of 2006 and the need of the Group’s future development, the Board has resolved not to declare any interim dividend for the six months ended 30 June 2006 (2005: Nil).
BUSINESS REVIEW
The Group’s five satellites, APSTAR V, APSTAR VI, APSTAR IIR, APSTAR I, and APSTAR IA, together with their corresponding telemetry, tracking and control systems, have been operating under normal condition during the period. The commencement of APSTAR VI in June 2005 further strengthened the competitive edge of the Group in market competition. As of 30 June 2006, the utilization rates of APSTAR V and APSTAR VI were at 69.9%, and 40.4% respectively.
APSTAR VI
APSTAR VI satellite is a high power satellite with 38 C-band transponders and 12 Ku-band transponders, located at geostationary orbital slot 134 degrees East longitude. This satellite will provide high power Asia Pacific footprints with its C-band transponders covering China, India, Southeast Asia, Australia , South Pacific Islands, Guam and Hawaii , while its Ku-band focusing China market. It has a strong neighborhood effect due to the presences of CCTV and other Chinese broadcasters and will become one of the most popular multilingual and multicultural satellite platforms in Asia Pacific Region.
APSTAR V
APSTAR V operates at geostationary orbital slot 138 degrees East longitude. APSTAR V is a high power satellite with 38 C-band and 16 Ku-band transponders. Its C-band transponders cover China, India, Southeast Asia, Australia, New Zealand, South Pacific Islands, Guam and Hawaii whereas its Ku-band transponders cover Mainland China, India, Taiwan, Hong Kong and Korea. It supports various transponder services including DTH broadcasting, Internet and VSAT services within Asia while providing an inter-connection between the United States and major Asian cities.
With the commencements of APSTAR V and APSTAR VI, the Group can provide the latest advanced and comprehensive satellite communication and broadcasting services to our customers thereby strengthening the competitive edge in marketing of the Group.
Forming Strategic Alliance in Sales and Marketing with Intelsat
On 2 December 2005, Intelsat Limited (“Intelsat”) and APT Satellite Company Limited (“APT HK”), a subsidiary of the Group signed a strategic cooperation agreement to expand businesses using the combined satellite fleets of both parties and to market each other’s satellite capacity and ground resources, as well as to provide broadcast and telecommunications services to the Asia Pacific region, including China.
This strategic move allows Intelsat to access the Asia Pacific market through APSTAR V and APSTAR VI. APT HK can have access to Intelsat’s capacity. As part of the alliance, the two companies have agreed to explore additional growth initiatives such as IPTV, uplink services in the Asia-Pacific region, including China.
It is expected that the strategic alliance will strengthen the Group’s marketing reach enabling the Group to provide more comprehensive services to its customers.
Satellite TV Broadcasting and Uplink Services
The Group provides satellite TV uplink and broadcasting services through its wholly-owned subsidiary, APT Satellite TV Development Limited (“APT TV”) and successfully established the satellite TV broadcasting platform based on the Satellite TV Uplink and Downlink Licence of Hong Kong. As at 30 June 2006, the number of satellite TV channels up-linked and broadcast by APT TV was increased to 64 channels, representing an increase of approximately 21% as compared to year end in 2005.
Satellite-based Telecommunications Services
APT Telecom Services Limited (“APTS”), a wholly-owned subsidiary of the Group, provides satellite-based external telecommunication services to telecommunication operators of the region under the Fixed Carrier Licence of Hong Kong. APTS continues to provide VSAT, wholesales voice services, facilities management services and teleport uplink services to Hong Kong and Asian based telecommunication users including satellite operators, telecommunication operators, ISPs, and wholesale voice players contributing to the Group’s revenue.

Both uplink and broadcasting services and telecommunication services enable the Group to strengthen its competitive edge by offering “One-stop-Shop Services” and expand to the customer base of the Group.
BUSINESS PROSPECTS
The economic growth in the Asia Pacific region including China will continue to drive the demand of transponders 2006. We expect the steady growth in new customers and additional utilizations in transponder services and telecommunications or broadcasting services. However, the market competition and price pressure due to over-supply of transponders will still be a concern. The Group expects APSTAR V and APSTAR VI will continue to increase in utilizations and expand our market shares further in the second half of 2006.
FINANCE
As at 30 June 2006, the Group’s financial position remains sound with gearing of 42% (total liabilities/total assets). The Liquidity Ratio (current assets/current liabilities) is 1.66 times. The total equity of the Group is HK$2,038,566,000. The Group has cash and cash equivalents amounting HK$227,569,000 and pledged bank deposits HK$60,396,000. The capital expenditure for the six months ended 30 June 2006 was approximately HK$2,453,000. With respect to the latest development of tax dispute in relation to APSTAR IIR, please refer to note 9(iii) of this announcement.
CORPORATE GOVERNANCE
The Group is committed to high standard of corporate governance especially in internal control and compliance.
CONCLUSION
The market competition has been fierce and transponders in the region are still oversupply. The Group expects that APSTAR V and APSTAR VI will continue to beef up the Group’s market competition thereby improving the Group’s performance in the coming years.
NOTE OF APPRECIATION
I would like to take this opportunity to thank all our customers and friends for their support, as well as to all staff members of the Group for their contributions to the Group during the period.

Liu Ji Yuan
Chairman
Shenzhen, China, 11 September 2006

FINANCIAL REVIEW
The turnover of the Group for the period ended 30 June 2006 was HK$207,996,000, an increase of 44%, as compared to the same period in 2005. The increase was mainly due to commencement of some new utilization contracts for APSTAR VI. The cost of services of the Group for the period ended 30 June 2006 was HK$167,497,000, an increase of 38%, as compared to the same period in 2005. The increase of cost of services was primarily due to an increase in in-orbit insurance and depreciation of the satellite of APSTAR VI which commenced service on 7 June 2005. Finance costs increased by HK$22,426,000 to HK$31,055,000, as compared to the same period in 2005. The increase of finance costs was primarily due to related interest was no longer capitalized upon the commencement of operation of APSTAR VI. The other net income decreased by HK$13,716,000 to HK$9,074,000, as compared to the same period in 2005. The decrease of other net income was mainly due to receipt of one time compensation income in respect of the late delivery of APSTAR VI in the period ended 30 June 2005. As a result of the foregoing, the Group recorded a loss after taxation of HK$21,782,000 for the period ended 30 June 2006, an increase of loss of HK$10,919,000, as compared to the same period in 2005.
CAPITAL EXPENDITURE, LIQUIDITY, FINANCIAL RESOURCES AND GEARING RATIO
During the period, the Group’s principal use of capital was the capital expenditure related to telecommunication equipments. The capital expenditure incurred for the period ended 30 June 2006 amounted to HK$2,453,000. As at 30 June 2006, the Group had cash and cash equivalents amounting HK$227,569,000 (31 December 2005: HK$326,440,000) and pledged bank deposits of HK$60,396,000 (31 December 2005: HK$68,699,000). Together with cash flow generated from operation, the Group could meet all the debt repayment schedules in the coming year.
As at 30 June 2006, the Group’s total liabilities were HK$1,486,827,000, a decrease of HK$65,910,000, as compared to 31 December 2005, which was mainly due to the Group repaid part of bank borrowings pursuant to the repayment schedule of a bank loan facility in respect of satellite project. As a result of the above repayment, the gearing ratio (total liabilities/total assets) has decreased to 42%, representing a 1% decrease as compared to 31 December 2005. The secured bank borrowings were primarily denominated in United States dollars and were on floating-rate basis. As at 30 June 2006, the debt maturity profile (excluding the borrowing transaction cost) of the Group was as follows:

Year of Maturity	HK$
Repayable within 1 year or on demand	129,285,000
Repayable after one year but within five years	937,755,000

CAPITAL STRUCTURE
The Group continues to maintain a prudent treasury policy and manage currency and interest risks on a conservative basis. During the period, the Group made no hedging arrangement in respect of exchange rate fluctuation as majority of its business transactions was settled in United States dollars. Interest under secured bank borrowings was computed at the London Inter-Bank Offering Rate plus a margin. The Group would consider the fluctuation risk of the floating interest rate and would take appropriate measure in due course to hedge against interest rate fluctuation.
SIGNIFICANT INVESTMENTS, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATED COMPANIES
The Group maintained its interest in APT Satellite Telecommunications Limited (“APT Telecom”) at 55% as at 30 June 2006. APT Telecom is engaged in property leasing and related facilities management services. As at 30 June 2006, the Group’s share of loss of jointly controlled entities was HK$445,000.
SEGMENT INFORMATION
The turnover of the Group, which is analyzed by business and geographical segments, is disclosed in note 3 to this announcement.
Satellite Transponder Capacity and Related Services
Revenue from Satellite Transponder Capacity and Related Services for the period ended 30 June 2006 increased approximately 48% to HK$189,848,000. Segmental gain of HK$36,566,000, an increase of 66%, as compared to the same period in 2005, was mainly due to only one month income in respect of APSTAR VI recorded on the same period in 2005. The increase of segmental income and gain was due to an increase of commencement of some new utilization contracts upon the commencement of operation of APSTAR VI.
Satellite-based broadcasting and telecommunications
Revenue from Satellite-based Broadcasting and Telecommunications Services for the period ended 30 June 2006 increased 56% to HK$27,434,000. Segmental gain increased to HK$3,887,000. This primarily reflected an increase of some new customers in VSAT for the period in 2006.
CHARGES ON GROUP ASSETS
At 30 June 2006, the Group had deposits of approximately HK$60,396,000 (31 December 2005: HK$68,699,000) and assets of APSTAR V and APSTAR VI and related equipment contracts with aggregate carrying value of approximately HK$2,655,352,000 (31 December 2005 : HK$2,752,162,000) their related in-orbit insurance claims proceeds, and the assignment of all their present and future agreements of transponder capacity were pledged to secure bank loan. As at 30 June 2006, total outstanding with respect to bank loan was HK$1,067,040,000 (US$136,800,000).

In addition, certain of the Group’s banking facilities were secured by the Group’s properties with aggregate carrying value of approximately HK$4,173,000 (31 December 2005: HK$4,771,000).
CAPITAL COMMITMENTS
As at 30 June 2006, the Group has the outstanding capital commitments of HK$764,000 (31 December 2005: HK$2,290,000), which was contracted but not provided for in the Group’s financial statements, mainly in respect of the purchases of equipment.
CONTINGENT LIABILITIES
Details of contingent liabilities of the Group are set out in note 9 to this announcement.
HUMAN RESOURCES
As at 30 June 2006, the Group had 159 employees (2005: 166). With regard to the emolument policy, the Group remunerates its employees in accordance with their respective responsibilities and current market trends. On 19 June 2001, the Company first granted share options under the share option scheme adopted at the annual general meeting on 22 May 2001 (“Scheme 2001”) to its employees including executive directors. On 22 May 2002, the Group adopted a new share option scheme (“Scheme 2002”) at the annual general meeting to comply with the requirements of the Rules (“Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Stock Exchange”). To further motivate employees for better contribution to the Group, the Group has also established an incentive bonus scheme.
The Group provides on the job training to employees to update and upgrade their knowledge on related job fields.

Unaudited consolidated income statement
for the six months ended 30 June 2006
(Expressed in Hong Kong dollars)

		Six months ended 30 June
		2006	2005
	Note	$’000	$’000
Turnover	3	207,996	144,252
Cost of services		(167,497)	(121,045)

Gross profit		40,499	23,207
Other net income		9,074	22,790
Revaluation gain on investment property		78	—
Administrative expenses		(35,358)	(37,031)

Profit from operations	3	14,293	8,966
Finance costs	4	(31,055)	(8,629)
Share of results of jointly controlled entities		(445)	(2,909)

Loss before taxation	4	(17,207)	(2,572)
Income tax	5	(4,575)	(8,291)

Loss after taxation		(21,782)	(10,863)

Attributable to:
Equity shareholders of the Company		(21,139)	(10,390)
Minority interests		(643)	(473)

Loss after taxation		(21,782)	(10,863)

Loss per share	6
- Basic		(5.12 cents )	(2.51 cents )

- Diluted		(5.12 cents )	(2.51 cents )

Unaudited consolidated balance sheet at 30 June 2006
(Expressed in Hong Kong dollars)

		At 30 June	At 31 December
		2006	2005
	Note	$’000	$’000
Non-current assets
Property, plant and equipment		2,885,553	2,999,402
Interest in leasehold land held for own use under an operating lease		15,382	15,570
Investment property		2,418	2,340
Interest in jointly controlled entities		1,796	2,241
Amounts due from a jointly controlled entity		71,439	67,476
Club memberships		5,537	5,537
Prepaid expenses		30,667	32,227
Deferred tax assets		9,392	3,609

		3,022,184	3,128,402

Current assets
Trade receivables	7	88,340	49,730
Deposits, prepayments and other receivables		124,204	35,918
Amount due from a jointly controlled entity		2,700	5,100
Pledged bank deposits		60,396	68,699
Cash and cash equivalents		227,569	326,440

		503,209	485,887

Current liabilities
Payables and accrued charges		47,332	51,593
Rentals received in advance		30,204	31,414
Loan from a minority shareholder		7,488	7,488
Secured bank borrowings due within one year	8	126,591	117,757
Current taxation		91,770	89,186

		303,385	297,438

Net current assets		199,824	188,449

Total assets less current liabilities carried forward		3,222,008	3,316,851

Unaudited consolidated balance sheet at 30 June 2006
(Continued)
(Expressed in Hong Kong dollars)

		At 30 June	At 31 December
		2006	2005
	Note	$’000	$’000
Total assets less current liabilities brought forward		3,222,008	3,316,851

Non-current liabilities
Secured bank borrowings due after one year	8	932,589	1,000,302
Deposits received		17,440	15,986
Deferred income		233,413	239,011

		1,183,442	1,255,299

Net assets		2,038,566	2,061,552

Capital and reserves
Share capital		41,327	41,327
Share premium		1,287,536	1,287,536
Contributed surplus		511,000	511,000
Capital reserve		10,635	11,996
Exchange reserve		143	1,347
Other reserves		104	104
Accumulated profits		185,537	205,315

		2,036,282	2,058,625

Minority interests		2,284	2,927

Total equity		2,038,566	2,061,552

Notes :
(Expressed in Hong Kong dollars unless otherwise indicated)
1.	BASIS OF PREPARATION

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (“HKAS”) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). It was authorized for issuance on 11 September 2006.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2005 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the HKICPA.

The financial information relating to the financial year ended 31 December 2005 that is included in the interim financial report as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2005 are available from the Company’s principal place of business. The auditors have expressed an unqualified opinion on those financial statements in their report dated 10 April 2006.
2.	SIGNIFICANT ACCOUNTING POLICIES

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2005 annual financial statements.

The HKICPA has issued a number of new and revised HKFRSs, which term collectively included HKASs and Interpretations, that are effective or available for early adoption for accounting periods beginning on or after 1 January 2006. The Board of Directors has determined the accounting policies expected to be adopted in the preparation of the Group’s annual financial statements for the year ending 31 December 2006 on the basis of HKFRSs currently in issue, which the Board of Directors believes, do not have a significant impact on the Group’s prior year financial position and results of operations.

The new and revised HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2006 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of this interim financial report. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report. The Group has not applied any new standards or interpretations that is not yet effective for the current accounting period.
3.	SEGMENTAL REPORTING

Segment information is presented in respect of the Group’s business and geographical segment. Business information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting.

Inter-segment pricing is based on terms similar to as those available to external third parties.

Business segments
The Group comprises two main business segments, namely provision of satellite transponder capacity and related services and provision of satellite-based broadcasting and telecommunications services.

			Provision of satellite-
			based broadcasting
	Provision of satellite		and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
For the six months ended	2006	2005	2006	2005	2006	2005	2006	2005
30 June	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Turnover from external customers	181,077	126,816	26,871	17,302	—	—	207,948	144,118
Inter-segment turnover	8,771	1,287	563	311	(9,334)	(1,598)	—	—

Total	189,848	128,103	27,434	17,613	(9,334)	(1,598)	207,948	144,118

Service income							48	134

							207,996	144,252

Segment result	36,566	21,964	3,887	740	(2)	369	40,451	23,073
Service income							48	134
Unallocated other net income							9,152	22,790
Unallocated administrative expenses
- staff costs							(21,333)	(18,602)
- office expenses							(14,025)	(18,429)

Profit from operations							14,293	8,966
Finance costs							(31,055)	(8,629)
Share of results of jointly controlled entities							(445)	(2,909)

Loss before taxation							(17,207)	(2,572)
Income tax							(4,575)	(8,291)

Loss after taxation							(21,782)	(10,863)

Geographical segments
The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located within a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.
In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

			Other regions
	Hong Kong		in the PRC		Singapore		Indonesia		Others
For the six months	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
ended 30 June	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Turnover from external customers	23,890	18,009	114,564	90,071	18,187	14,805	22,477	7,923	28,878	13,444
4.	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/(crediting):

	Six months ended 30 June
	2006	2005
	$’000	$’000
Interest on borrowings wholly repayable within five years	29,589	17,703
Other borrowing costs	1,466	688
Less: borrowing costs capitalised	—	(9,762)

	31,055	8,629

Depreciation and amortisation	116,438	80,355
Gain on disposal of property, plant and equipment	(92)	(46)

5.	INCOME TAX

	Six months ended 30 June
	2006	2005
	$’000	$’000
Current tax – Overseas	10,358	7,750
Deferred tax	(5,783)	541

	4,575	8,291

Taxation is charged at the appropriate current rates of taxation ruling in the relevant countries.

No provision for Hong Kong Profits Tax has been made in the financial statements as the Company has no assessable profit for the period. Overseas tax includes the withholding tax paid or payable in respect of Group’s income from provision of satellite transponder capacity to the customers which are located outside Hong Kong.

6.	LOSS PER SHARE
(a)	Basic loss per share

The calculation of basic loss per share is based on the loss attributable to equity shareholder of the Company of $21,139,000 (six months ended 30 June 2005: $10,390,000) and the weighted average of 413,265,000 ordinary shares (30 June 2005: 413,265,000 shares) in issue during the six months ended 30 June 2006.

(b)	Diluted loss per share

Diluted loss per share is the same as the basic loss per share as there were no dilutive potential ordinary shares in existence during the six months ended 30 June 2006 and 2005.

7.	TRADE RECEIVABLES

The Group allows an average credit period of 10 days to its trade customers. The following is an ageing analysis of trade receivables (net of specific provisions for bad and doubtful debts) at the balance sheet date:

	At 30 June	At 31 December
	2006	2005
	$’000	$’000
0 - 30 days	43,957	27,603
31 - 60 days	10,087	8,208
61 - 90 days	7,658	6,141
91 - 120 days	4,064	2,129
Over 121 days	22,574	5,649

	88,340	49,730

8.	SECURED BANK BORROWINGS

At 30 June 2006, the assets pledged for securing bank borrowings are the satellites of approximately $2,655,352,000 (31 December 2005: $2,752,162,000) and bank deposits of approximately $60,396,000 (31 December 2005: $68,699,000).

	At 30 June	At 31 December
	2006	2005
	$’000	$’000
Bank loans	1,059,180	1,118,059
Less: Amount due within one year included under current liabilities	(126,591)	(117,757)

Amount due after one year	932,589	1,000,302

At 30 June 2006, the bank borrowings are repayable as follows:

Within one year or on demand	126,591	117,757
After one year but within five years	932,589	902,118
After five years	—	98,184

	1,059,180	1,118,059

9.	CONTINGENT LIABILITIES
(i)	In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder utilisation income derived from the overseas customers. From 1999, overseas withholding tax has been charged on certain transponder utilisation income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately $75,864,000.

(ii)	The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilised by the subsidiary at 30 June 2006 amounted to $1,067,040,000 (31 December 2005: $1,127,295,000).

(iii)	The Hong Kong Profits Tax returns of a subsidiary of the Company for the years of assessment 1999/2000 and 2000/2001 are currently under dispute with the Hong Kong Inland Revenue Department (“IRD”). This subsidiary recognised a disposal gain of $389,744,000 in 1999 in relation to the transfer of the entire business of APSTAR IIR and substantially all of the satellite transponders of APSTAR IIR. This subsidiary has claimed the gain on disposal as a non-taxable capital gain in its 1999/2000 Profits Tax return. In 2003, IRD has proposed to treat the proceeds received as taxable income to this subsidiary with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR. On 23 January 2006, IRD raised a Profits Tax assessment for the year of assessment 2000/2001 to include that portion of the proceeds from sale of the satellite received during 2000/2001 as taxable income. The tax demanded for the year of assessment 2000/2001 is $212,846,000.

On 20 February 2006, the subsidiary lodged an objection against the IRD’s assessment on the grounds that it is excessive.

On 24 February 2006, the subsidiary received a notice from the IRD confirming that the entire tax in dispute would be held over on condition that the subsidiary purchases $78,385,000 of Tax Reserve Certificates (“TRC”) by 15 March 2006 and the balance of the amount of $134,461,000 would be held over unconditionally. Should any amount of tax held over on condition of the purchase of TRC become payable upon the final determination of the objection, the same amount of TRC would be used for settlement of tax due. For that part of the TRC not utilised to offset the tax payable, interest will accrue from the date of issue of the TRC to the date of determination of the objection and be refunded to the subsidiary. In order to fulfill the condition of hold over of tax payment, the subsidiary purchased TRC of $78,385,000 on 15 March 2006.

Since the receipt of the above mentioned notices, the Company has obtained external legal and tax advice, and the Company continues to believe that it has a reasonable likelihood of success in defending its position that the gain derived from the transaction should be treated as non-taxable. Accordingly, no provision for additional taxation has been made.

Subsequent to the 15 March 2006 announcement, having considered the advice from the tax adviser, the Company believes that it would be in the best interest of the Company that the dispute be settled as soon as practicable to avoid further incurrence of time, effort and professional costs. The subsidiary submitted a settlement proposal to the IRD, via its tax adviser, on 28 August 2006 with a view to compromising on the tax assessment dispute. The proposal may or may not be accepted by IRD. In the event that the proposal is accepted by IRD, the Company believes that it will have a positive impact on cashflow.

In the proposal, the view that the transfer was a sale of capital asset is maintained but for settlement purposes, the subsidiary proposes to treat the sale proceeds from the disposal of APSTAR IIR of HK$2,114,758,000 (approximately US$272,872,000) as lease income with taxability arising over the remaining life of APSTAR IIR until the tax assessment year of 2012/2013. In addition, the Company had requested for deduction of statutory depreciation allowances in respect of APSTAR IIR and other expenditures related to the transaction. In the event that the proposal is accepted by IRD, the Company would recognize an additional tax expense of approximately HK$21,200,000.

(iv)	As of 30 June 2006, the Group did not have full in-orbit insurance coverage for its satellites. The in-orbit satellites had a net book value in aggregate of $2,727,569,000 as of 30 June 2006.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
During the six months ended 30 June 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.
CODE ON CORPORATE GOVERNANCE PRACTICES
Throughout the six months ended 30 June 2006, the Company has met the code provisions (“Code Provision”) set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules, save for the following Code Provisions:

A4.1:	the non-executive directors of the Company are not appointed for a specific term given they shall retire from office by rotation once every three years except the Chairman of the Board and the President in accordance with the Bye-laws of the Company; and

A4.2:	the Chairman of the Board and the President are not subject to retirement by rotation given that would help the Company in maintaining its consistency of making business decisions.
AUDIT COMMITTEE
In the meeting on 29 August 2006, the Audit Committee reviewed with the management the accounting principles and practices adopted by the Group and the Company’s unaudited interim financial report for the six months ended 30 June 2006, and discussed auditing and internal control matters. The Audit Committee comprises of three independent non-executive directors including Mr. Yuen Pak Yiu, Philip, Dr. Huan Guocang and Dr. Lui King Man.
INTERIM REPORT
The Company’s 2006 Interim Report containing information required by Appendix 16 of the Listing Rules will be published on the Stock Exchange’s website and the Company’s website (www.apstar.com) in due course.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements, such as those that express with words “believes,” “anticipates,” “plans” and similar wordings. Such forward-looking statements involve inherent risks and uncertainties, and actual results could be materially different from those expressed or implied by them. As regards the factors, uncertainties as well as the risks, they are identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

The Directors as at the date of this announcement are as follows:
Executive Directors:
Ni Yifeng and Tong Xudong
Non-Executive Directors:
Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Yin Yen-liang, Ho Siaw Hong, Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
     Date: September 11, 2006.

APT Satellite Holdings Limited

By	/s/ Ni Yifeng Ni Yifeng
Executive Director and President